UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 27, 2023

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. (the “Company”) dated July 27, 2023, announcing the Company’s results for the second quarter ended June 30, 2023.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a letter to the shareholders of the Company dated July 27, 2023, to accompany the Company’s press release announcing the results for the second quarter ended June 30, 2023.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: July 27, 2023	By:	/s/ Svetlana Demyashkevich
Svetlana Demyashkevich
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Yandex N.V. dated July 27, 2023, announcing results for the second quarter ended June 30, 2023.
99.2	Letter to the shareholders of the Company dated July 27, 2023, to accompany the Company’s press release announcing the results for the second quarter ended June 30, 2023.